UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 2, 2003
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

The following documents are being submitted herewith:

•	Press Release dated June 23, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	July 2, 2003	By:	/s/ “Murray Desrosiers” Murray Desrosiers Senior Legal Counsel

2

NEWS RELEASE

Enbridge proceeds from Income Fund offering will be used
initially for debt reduction, then redeployed for strategic growth

CALGARY, Alberta, June 23, 2003 — In connection with the initial public offering in Canada of Enbridge Income Fund, Enbridge Inc. has agreed to sell its 50% interest in the Canadian segment of the Alliance Pipeline and its 100% interest in Enbridge Pipelines (Saskatchewan) Inc. to Enbridge Income Fund for approximately $905 million. The sale will close concurrently with closing of the public offering, both of which are expected to occur on or about June 30, 2003.

Net cash proceeds to Enbridge will total approximately $350 million (approximately $375 million if an over-allotment option granted by Enbridge Income Fund to its underwriters is fully exercised) and result in a pre-tax gain on sale of approximately $210 million. The cash proceeds will be used initially by Enbridge for debt repayment, and ultimately will be redeployed for strategic growth opportunities.

At closing, Enbridge Inc. plans to subscribe for 14.5 million subordinated units of the Fund (representing a direct interest of 45.3%) and an additional 40.6 million preferred units of a subsidiary entity of the Fund for an aggregate subscription amount of $551.5 million. Enbridge’s aggregate subscription represents an investment of 76% in the consolidated common and preferred capital of the Fund. If the underwriters’ over-allotment is exercised in full, Enbridge will hold a 41.9% direct interest in the Fund and an investment of 72% in the consolidated common and preferred capital of the Fund. Over time, as proceeds from additional offerings of ordinary trust units are used to repurchase the preferred units, Enbridge expects to reduce its total interest in the Fund to approximately 15-20%.

Enbridge will provide all management services required for the Fund to operate, to administer its assets, and to acquire additional assets, with the opportunity to earn an incentive fee equal to 25% of unitholder cash distributions above a base distribution level.

In the future, Enbridge intends to give the Fund the first opportunity to purchase any Canadian pipeline transportation infrastructure assets with well-defined and long-term streams of cash flows that Enbridge decides to either sell or monetize. The Fund also intends to pursue third-party Canadian assets of the requisite quality and financial attributes.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the ordinary trust units in any jurisdiction. The ordinary trust units offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge contacts:
Media Investment Community

Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com	Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com